Exhibit 99.7

BCE Inc.

EXHIBIT TO 2022 ANNUAL FINANCIAL STATEMENTS

EARNINGS COVERAGE

The following consolidated financial ratios are calculated for the twelve months ended December 31, 2022, give effect to the issuance and redemption of all long-term debt since January 1, 2022 as if these transactions occurred on January 1, 2022, and are based on unaudited financial information of BCE Inc.

December 31, 2022

Earnings coverage of interest on debt requirements based on net earnings attributable to owners of BCE Inc. before interest expense and income tax:	3.5 times

Earnings coverage of interest on debt requirements based on net earnings attributable to owners of BCE Inc. before interest expense, income tax and non-controlling interest:	3.6 times